June 2, 2011
VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Staff Attorney | Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Main Stop Number 4628
Attn: John R Lucas

Re:	Jintai Mining Group, Inc. Amendment No. 7 to Registration Statement on Form S-1 File No. 333-168803 Filed May 11, 2011

Dear Mr. Lucas:

We are counsel to Jintai Mining Group, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated May 11, 2011, relating to the above-captioned Registration Statement. The Company has amended the Registration Statement in response to the SEC's comments.  In addition, we have made non-material or updating changes to the Registration Statement. Captions and section headings herein will correspond to those set forth in Amendment No. 7 to the Registration Statement on Form S-1 (“Registration Statement”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

11. Impairment of long lived assets, page Q-8

Comment:	1.
We note your response to prior comment five indicates that when you reached the decision to sell certain of your fixed assets, you believed that it was more than likely that the amount expected to be recovered from the sale would exceed the carrying amount of such fixed assets. Considering the nature of the assets, please explain in further detail how you expected to receive consideration for your facilities that was in excess of your book value. In addition, since you ultimately abandoned these facilities rather than sell them, clarify how your decision to sell your fixed assets met the criteria specified in ASC 3 60-10-45-9. Lastly, tell us how you considered ASC 360-10-35-47 and 48, and explain in detail why the timing of your recognition of the loss is supported by GAAP.

Response:
The disposal of the fixed assets was classified into two groups: long-lived assets to be abandoned and long-lived assets held for sale. First, the subarea of the tailings containment facility, adit in working area number 3 and zinc oxide production workshop were committed to be abandoned because they were no longer in alignment with the  Company’s day to day operations. The Company has revised the financial statements as of December 31, 2010 to separately present assets held for sale and assets to be abandoned in accordance with GAAP.  Please see Page Q-1 of the Registration Statement.  In accordance with ASC-360-10-35-47 and 48, the Company stopped depreciation for these assets and hired an independent appraisal firm to evaluate the assets.  The evaluation process was carried out and completed in the fourth quarter, and the Company recognized the loss on the disposal of assets and disclosed this info in the subsequent event footnote in our restated financial statements.

Note 14 Convertible Notes and Warrants, page Q-18 Fair Value on a Recurring Basis, page Q-19
Comment:	2.
We note your responses to prior comments seven and eight, as well as the modification to your warrant agreements filed in Exhibit 10.21 dated May 10, 2011. Please provide us with your full analysis under U.S. GAAP as to why the accounting currently reflected in your filing is appropriate. In this regard, it appears that the warrants should be accounted for as a liability through the modification date, and we reissue prior comments seven and eight.

Response:
The Company has attached herein Exhibit A and Exhibit B for the full analysis under U.S. GAAP as to why the accounting currently reflected in its filing is appropriate.  Also, the Company has revised its financial statement as of December 31, 2010 to account for the warrants as a liability.  Please see Page Q-1 of the Registration Statement.

Comment:	3.	With respect to your valuation of your warrant liabilities, please provide the disclosures required by ASC 820-10-50-2(c), if applicable.

Response:
The Company has revised footnote 14 of the financial statement as of December 31, 2010 to incorporate disclosure required by ASC 820-10-50-2(c).  More specifically, a reconciliation of the beginning and ending balances, with separately presented changes during the period is presented.  Please see Page Q-18 of the Registration Statement.

Comment:	4.
We note Exhibit 10.21 indicates that the warrant holders agreed to the modification in consideration of the recitals and “other consideration.” Please describe to us the other consideration. If no monetary consideration was provided, please explain why the warrant holders agreed to the modification. Finally, tell us how you considered whether the warrant modification had an accounting consequence.

Response:
United States contract law takes a broad view of what it recognizes as legal “consideration” for the purposes of binding two or more parties under a contract.  In the Company's Registration Statement on Form S-1, the Company used the phrase “other consideration” to refer to the legal consideration that was tendered in exchange for a modification of the warrant agreements.  Such legal consideration can, and often does refer to a promise in exchange for a promise.  In the Company's case, the other consideration was the mutual promises made between the Company and its warrant holders.  The Company does not believe that a monetary value can be assigned to this exchange of promises because there is no specific services being provided but instead a right has been extinguished.

In response to the Commission's inquiry regarding why the warrant holders would agree to extinguish one of their contractual rights without exchanging any monetary consideration.  The Company’s warrant holders are highly experienced and sophisticated investors with excellent knowledge of the U.S. Legal system and bankruptcy laws.  Although the Company’s investors are friendly to the Company, and the Company believes that they want to see the Company succeed and grow, the reality is that their investment is extremely speculative at this time.  Experience has taught most sophisticated investors that any disruption in the IPO process can be absolutely detrimental to a company and can prevent a deal from being consummated.  As you are aware, the language in the warrants has not only caused many comments during the review process but would require ongoing calculation to be made on a quarterly basis which are costly and time consuming.  The warrant holders are the Company’s biggest investors, and as a result they have been carefully reviewing the Company’s Registration Statement and monitoring its progress.  When they inquired as to the roots of this comment, the ratchet clauses in the warrants were identified as a continuing outstanding issue.  As a result of the Company’s strong relationship with its warrant holders, it was proposed that the Company removes the ratchet protection in order to avoid any further delays.

Although the Company believes that it was able to reach this accord with the warrant holders due to its strong relationship, the truth is that they recognize the ongoing ramifications and the cost to the Company.  The investors do not believe that the ratchet provision is as important to them as completing the IPO.  It is in everyone’s best interest that the Company completes the IPO as soon as possible.  The warrant holders know that without the IPO their investment in a private company is illiquid and less valuable.

In sum, the warrant holders and the Company currently share a mutually beneficial relationship whereby each are relying on and trusting the other.  It is in everyone best interest to complete this project, and the general attitude has been, to do to whatever needs to be done to move forward and get across the finish line, even if it means sacrificing some individual rights along the way.

Please refer to the Company’s response to Comment 2 and 3 regarding the accounting consequence of the modification to the ratchet provision.

**************
We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at (212) 752-9700 if you have any further questions. Thank you.

Very truly yours,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.

Exhibit A
JINTAI MINING GROUP, INC. Warrant
ASC 815 Valuation

Jintai Mining Group, Inc., reported a fair value for its call warrant of $2.24 as of  August 31, 2010.  This valuation was based on an expected volatility of 59.00%, interest rate of 2.13%, 0% dividend yield, time until expiration of five years, stock price of $5.00 and exercise price of $5.50, and was calculated using the Black-Scholes option pricing model.

The $2.24 fair value disregarded both the effect of the IPO on the exercise price and the down round protection provided by section 11 of the contract.  However these two features are expected to have  a small impact on the fair value of the contract.

Let us assume the following extreme case:

1.	The IPO price has a relatively high value of $15.00 (which implies exercise price of $16.50); and

2.	The protection provided by section 11 of the contract takes place.

This will result in a fair value of approximately $6.50.  Moreover, the assumption that the probability of such an event does not exceed 1.5% (as estimated by management) results in the down round protection stated in section 11 of less than $0.10.

Jintai Mining Group, Inc. has informed us that the time until expiration has been revised to 3 years and the down round protection has been eliminated.  This reduction in the amount of time until expiration will significantly reduce the fair value of this contract, and will have a stronger effect  than the protection provided by section 11 of the original contract.

A refined fair value calculation will be generated using Monte Carlo Simulation, and it is deemed highly unlikely that the revised fair value calculation will exceed $2.24.   Therefore we believe that $2.24 that was previously reported is an overstatement of the revised contract.

This report has prepared by Montgomery Investment Technology, Inc. on May 31, 2011.

Jintai Mining Group, Inc . Valuation Prepared by Montgomery Investment Technology, Inc. May 31, 2011	Page 1 of 1

Exhibit B
JINTAI MINING GROUP, INC. Warrant
ASC 815 Valuation

Jintai Mining Group, Inc., reported a fair value for its call warrant of $2.03 as of  August 31, 2010.  This valuation was based on an expected volatility of 59.00%, interest rate of 2.13%, 0% dividend yield, time until expiration of five years, stock price of $5.00 and exercise price of $5.50, and was calculated using the Black-Scholes option pricing model.

The $2.03 fair value disregarded both the effect of the IPO on the exercise price and the down round protection provided by section 11 of the contract.  However these two features are expected to have a small impact on the fair value of the contract.

Let us assume the following extreme case:

1.	The IPO price has a relatively high value of $15.00 (which implies exercise price of $16.50); and

2.	The protection provided by section 11 of the contract takes place.

This will result in a fair value of approximately $6.50.  Moreover, the assumption that the probability of such an event does not exceed 1.5% (as estimated by management) results in the down round protection stated in section 11 of less than $0.10.

Jintai Mining Group, Inc. has informed us that the time until expiration has been revised to 3 years and the down round protection has been eliminated.  This reduction in the amount of time until expiration will significantly reduce the fair value of this contract, and will have a stronger effect  than the protection provided by section 11 of the original contract.

A refined fair value calculation will be generated using Monte Carlo Simulation, and it is deemed highly unlikely that the revised fair value calculation will exceed $2.03.   Therefore we believe that $2.03 that was previously reported is an overstatement of the revised contract.

This report has prepared by Montgomery Investment Technology, Inc. on May 31, 2011.

Jintai Mining Group, Inc . Valuation Prepared by Montgomery Investment Technology, Inc. May 31, 2011	Page 1 of 1